UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2020

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Dr. Luis Bonavita 1294, Office 501

Montevideo, Uruguay, 11300 WTC Free Zone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release dated April 22, 2020 titled “Arcos Dorados provides an update on the impact of COVID-19 to its business and reports first quarter 2020 comparable sales”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: April 22, 2020

Item 1

FOR IMMEDIATE RELEASE

ARCOS DORADOS PROVIDES AN UPDATE ON THE IMPACT OF COVID-19 TO ITS BUSINESS AND REPORTS FIRST QUARTER 2020 COMPARABLE SALES

Montevideo, Uruguay, April 22, 2020 – Arcos Dorados Holdings, Inc. (NYSE: ARCO) (“Arcos Dorados” or the “Company”), Latin America’s largest restaurant chain and the world’s largest independent McDonald’s franchisee, today provided an update on the COVID-19 impact to the Company’s operations. Due to the unprecedented circumstances, the Company reported its comparable sales results for the first quarter ended March 31, 2020, ahead of its quarterly earnings announcement planned for May 13, 2020, when the Company will provide a further update on its business and financial results.

Business Update from Arcos Dorados’ Chief Executive Officer, Marcelo Rabach

During this difficult time, our primary focus and attention remains directed toward the wellbeing and safety of our restaurant crew, staff, sub-franchisees, suppliers and guests. We have also provided support to the communities that we serve by donating over ten tons of food from our restaurants to hospitals, emergency services professionals and humanitarian aid organizations across our markets. Additionally, we are incredibly proud of the daily contributions and examples of solidarity that so many of our employees, sub-franchisees and suppliers are demonstrating throughout Latin America and the Caribbean.

Our guests are at the center of everything we do, which is even more important during these unprecedented times. They are the driving force behind our three-pillared strategy of serving the best food, running the best restaurants and providing the best service in our industry. This approach delivered strong results throughout 2019 and, building on that strategic momentum, we began 2020 with strong sales and profitability across our business, which put us in a solid position to face the current COVID-19 pandemic.

While we have experienced significant disruptions to our restaurant operations, we expect to leverage the strengths of our business and of the McDonald’s system globally to manage through this situation, adapt to a new reality in its aftermath and resume our long-term objective of capturing the full potential of the McDonald’s brand in Latin America and the Caribbean.

As of today, thanks to the largest free-standing restaurant footprint in our industry, about two-thirds of our restaurants are operational with the majority having adapted to focus on Drive-thru, Delivery and/or Take-away. I am very appreciative of our employees for safely providing a small sense of normalcy to our customers, whether they are needed to work for essential businesses or if they are abiding by “stay at home” guidelines.

We have also been working with our partner McDonald’s Corporation to inform our contingency planning during the most challenging periods of the crisis. We have gained invaluable insights from across the McDonald’s system, to not only manage through the current situation but also to help us develop our Recovery Plan. McDonald’s has been supportive in other ways as well, such as granting the deferral of cash collection for royalties.

Our deliberate approach to debt reduction since 2015 lowered our Net Debt / Adjusted EBITDA leverage ratio to 1.6x as of the end of December 2019. In addition to starting 2020 with no material debt maturities before 2023, we also had $50 million in available, committed lines of credit at the corporate level as well as multiple lines of credit available in our local markets. We have proactively taken steps to extend the positive impacts of our pre-crisis business results and favorable financial liquidity by minimizing our costs, expenses and capital expenditures since the early days of the COVID-19 outbreak in our region.

The duration and scope of the outbreak remains difficult to predict, which means that we still cannot reasonably estimate the negative financial impact to our results. We know that the impact will be material but we are also prepared to continue making the difficult business decisions that will be needed to meet the challenges that are yet to come.

We are confident that we will emerge from this crisis as strong as anyone in our industry by balancing the immediate needs of all our stakeholders with preserving the financial flexibility needed to navigate this difficult period. In order to best position Arcos Dorados for the future, we will prioritize the health and safety of our people and guests, leveraging our industry-benchmark standards of hygiene and cleanliness, as we have always done. And importantly, we will get through this together.

First Quarter 2020 – Comparable Sales by Division, excl. Venezuela

	Increase / (Decrease)
	Two Months	One Month	Quarter Ended
	Ended	Ended	March 31,
	Feb. 29, 2020	Mar. 31, 2020	2020	2019
Comparable Sales
Brazil	7.9%	(32.5)%	(6.0)%	6.8%
Caribbean, excl. Venezuela	5.0%	(37.5)%	(10.2)%	(1.2)%
NOLAD	5.5%	(27.9)%	(6.3)%	3.9%
SLAD	23.6%	(37.7)%	3.2%	23.6%
TOTAL, excl. Venezuela	10.9%	(33.5)%	(4.5)%	10.0%

Arcos Dorados’ presents consolidated and Caribbean division results excluding Venezuela due to the heavy distortions caused by Venezuela’s macroeconomic volatility, including the ongoing hyperinflationary environment and its heavily regulated currency.

The Company built on the momentum of 2019 and delivered strong systemwide comparable sales for the two months ended February 29, 2020. During the second half of March 2020, due to COVID-19, the Company experienced a significant decline in sales caused by restaurant closures and various quarantine measures implemented across Latin America and the Caribbean. At the end of the quarter, nearly half of the Company’s restaurants were closed across the region.

Restaurant Update – Percentage of Operating Restaurants* by Division

as of Apr. 22, 2020
% Operating Restaurants
Brazil	62%
Caribbean	55%
Caribbean, excl. Venezuela	68%
NOLAD	84%
SLAD	62%
TOTAL	66%
TOTAL, excl. Venezuela	68%

 * Restaurants include those with limited operations including Drive-thru, Delivery and/or Take-away

Brazil – the majority of operating restaurants are free-standing and in-store formats, all of which closed their dining rooms for the benefit of employees and customers. Nearly all shopping mall restaurants and a portion of in-store restaurants remain closed.

Caribbean – Puerto Rico, Colombia, Venezuela, the US Virgin Islands, Aruba and the French West Indies are operating some or all restaurants while Trinidad and Curaçao remain closed.

NOLAD – Mexico and Costa Rica have been able to operate 80% to 90% of restaurants throughout the crisis so far, and Panama, which resumed partial operations during the week of April 13, 2020, is currently operating about 60% of its restaurants.

SLAD – Argentina, Chile, Ecuador and Peru closed all restaurants around March 20, 2020. Argentina, Chile and Ecuador resumed operation of some restaurants during the week of April 13, 2020. Uruguay has been able to continue operating about two-thirds of its restaurants.

Corporate Liquidity

Capital Expenditures

Arcos Dorados’ capital expenditures have historically been weighted toward the second half of the year, therefore this is not a critical period of the year for investments. Additionally, the Company has full discretion over the timing of its capital outlay so it has halted all capital investments with the notable exceptions of (a) investments required to ensure food safety and employee safety in the restaurants that are still operating and (b) information technology investments required to support connectivity with most of the staff currently working remotely.

Cost and Expense Management

The Company is actively reducing restaurant-level operating costs, including food & paper, payroll and occupancy expenses. The impact of most of these initiatives are expected to be reflected in the Company’s results beginning with the second quarter of 2020. Long-standing relationships with largely-local suppliers have allowed the Company to operate with no breaks in food & paper supply. On a case by case basis and in coordination with local governments and labor unions, the Company is minimizing its labor costs while still supporting its people. This includes agreements to share some of its idle employees with local supermarket chains in selected markets. In order to reduce fixed costs, the Company transitioned substantially all its rental agreements to variable payments tied to restaurant sales.

General and administrative expenses have been trending consistently downward as a percentage of sales for many years and the Company has taken steps to make further reductions. It has implemented a hiring freeze and is actively evaluating roles and responsibilities to redirect staff talents in support of key initiatives. Travel has been halted at the staff level and the majority of its professional fees have been renegotiated or, in some cases, eliminated.

Financing

Arcos Dorados ended 2019 with $122 million in cash and equivalents, a Net Debt to Adjusted EBITDA leverage ratio of 1.6x and no significant debt maturities until 2023. Additionally, about 50% of the principal and interest of both its 2023 and 2027 bonds were swapped into Brazilian reais to manage the currency exposure of its outstanding long-term debt.

The Company has access to significant lines of credit in its local markets along with two committed lines of credit totaling $50 million at the corporate level. If needed, the Company believes it will have access to additional lending through its banking relationships and/or global capital markets.

For additional details on the composition of its debt, please refer to the Company’s filings with the SEC on forms 6-K and 20-F.

Withdrawing Long-Term Outlook

Due to the uncertainty related to COVID-19 and its impact on Latin American and Caribbean economic conditions as well as the Company’s business operations, the Company is withdrawing its 2020 to 2022 outlook for restaurant openings and total capital expenditures, announced on March 18, 2020.

Executive Compensation

Following the principle that we are all in this together and in order to continue supporting its broader employee base, the members of the Company’s Management Board, which includes its Executive Chairman, CEO, COO, CFO and Corporate Vice Presidents, have voluntarily deferred 50% of their base salaries. The deferral, which may become a permanent reduction, is for the period from April 1, 2020 to June 30, 2020, subject to extension if the situation warrants. Additionally, all country-level Managing Directors and Corporate Directors have deferred 25% of their base salaries for the same period and under the same conditions.

Investor Relations Contact	Media Contact
Dan Schleiniger	David Grinberg
VP of Investor Relations	VP of Corporate Communications
Arcos Dorados	Arcos Dorados
daniel.schleiniger@ar.mcd.com	david.grinberg@br.mcd.com

Definitions:

Systemwide comparable sales growth: refers to the change, measured in constant currency, in our Company-operated and franchised restaurant sales in one period from a comparable period for restaurants that have been open for thirteen months or longer. While sales by our franchisees are not recorded as revenues by us, we believe the information is important in understanding our financial performance because these sales are the basis on which we calculate and record franchised revenues and are indicative of the financial health of our franchisee base.

Excluding Venezuela basis: due to the ongoing political and macroeconomic uncertainty prevailing in Venezuela, and in order to provide greater clarity and visibility on the Company’s financial and operating overall performance, this release focuses on the results on an “Excluding-Venezuela” basis, which is non-GAAP measure.

Adjusted EBITDA: In addition to financial measures prepared in accordance with the general accepted accounting principles (GAAP), we use Adjusted EBITDA to facilitate operating performance comparisons from period to period.

Adjusted EBITDA is defined as our operating income plus depreciation and amortization plus/minus the following losses/gains included within other operating income (expenses), net, and within general and administrative expenses in our statement of income: gains from sale or insurance recovery of property and equipment; write-offs of property and equipment; impairment of long-lived assets and goodwill; reorganization and optimization plan expenses; and incremental compensation related to the modification of our 2008 long-term incentive plan.

We believe Adjusted EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures (affecting net interest expense and other financial charges), taxation (affecting income tax expense) and the age and book depreciation of facilities and equipment (affecting relative depreciation expense), which may vary for different companies for reasons unrelated to operating performance. For more information, please see Adjusted EBITDA reconciliation in Note 21 of our year-end financial statements (6-K Form) filed March 18, 2020 with the S.E.C.

About Arcos Dorados

Arcos Dorados is the world’s largest independent McDonald’s franchisee, operating the largest quick service restaurant chain in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 Latin American and Caribbean countries and territories with almost 2,300 restaurants, operated by the Company or by its sub-franchisees, that together employ over 100 thousand people (as of 12/31/2019). The Company also has a solid commitment to the development of the communities in which it operates, to providing young people their first formal job opportunities and to utilize its Scale for Good to achieve a positive environmental impact. Arcos Dorados is listed for trading on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit the Investors section of our website: www.arcosdorados.com/ir

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements. The forward-looking statements contained herein include statements about the Company’s business prospects, its ability to attract customers, its affordable platform, its expectation for revenue generation and its outlook and guidance for 2020. These statements are subject to the general risks inherent in Arcos Dorados' business. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Arcos Dorados' business and operations involve numerous risks and uncertainties, many of which are beyond the control of Arcos Dorados, which could result in Arcos Dorados' expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of Arcos Dorados. Additional information relating to the uncertainties affecting Arcos Dorados' business is contained in its filings with the Securities and Exchange Commission. The forward-looking statements are made only as of the date hereof, and Arcos Dorados does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events.